Exhibit 99.1

NMG Provides Commercial Update and Discloses Annual General & Special Meeting Voting Results

MONTRÉAL--(BUSINESS WIRE)--June 19, 2023--Nouveau Monde Graphite Inc. (“NMG“ or the “Company”) (NYSE: NMG, TSX.V: NOU) held today its virtual Annual General and Special Meeting of Shareholders (the “Meeting”). The Meeting was complemented with a corporate presentation by NMG’s management team providing shareholders with an update on the Company’s key projects, commercial engagement, and growth plan.

Eric Desaulniers, Founder, President, and CEO of NMG, said: “Thanks to our fully integrated Phase-1 operations and 110+ employees committed to our development, we have made headways over the past months to optimize our advanced manufacturing technologies, engage with tier-1 customers, and secure key commitments to finance and commercialize our Phase-2 projects. The current North American market landscape is now crystalizing around major battery producers that are expanding their local production plans in partnership with electric vehicle manufacturers and strengthened by governmental incentives on each side of the border.”

Propelled by the U.S.’ 2022 Inflation Reduction Act, the North American battery sector now leads the Western gigafactory race with over 1,256 GWh of battery production capacity in the pipeline by 2030 (Benchmarck Mineral Intelligence, June 2023). This localization push provides a solid backdrop for NMG’s commercialization effort as manufacturers seek alternatives to Chinese supplies.

The Company is actively working with Panasonic Energy Co., Ltd. on the back of their agreement to develop a definitive multi-year offtake agreement for NMG’s active anode material, supported by the optimization of technical production parameters and commercial discussions on a pricing mechanism. NMG believes that its fully integrated production model, from ore to battery material, provides significant advantages in terms of environmental footprint, traceability, simplified logistics, and reliability.

The Company is also engaged with a number of tier-1 customers with a view to sign complementary offtake agreements. These commercial discussions are supported by the production of battery-quality samples at NMG’s facilities, site visits, quality controls, and environmental due diligence.

A recording of Management’s presentation is available for viewing at https://youtu.be/L9iaIHftetQ.

Matters Voted upon at the Meeting and Results

Each of the eight nominees listed in the Company’s management information circular dated May 10, 2023, provided in connection with the Meeting were elected as Directors of the Company; seven of whom were reappointed.

Shareholders also adopted all other resolutions submitted for their approval, including the appointment of PricewaterhouseCoopers LLP as the auditors of the Company to hold office until the close of the next annual meeting of the Company and the authority given to directors to set its compensation, and the ratification and confirmation of the stock option plan of the Company.

The complete voting results for each item of business are as follows:

ELECTION OF DIRECTORS

Name of Nominee	Votes in Favor	% Votes in Favor	Votes Withheld	% Votes Withheld
Stephanie Anderson	26,736,245	99.38%	165,593	0.62%
Daniel Buron	26,072,766	96.92%	828,812	3.08%
Eric Desaulniers	26,717,543	99.31%	185,143	0.69%
Arne H Frandsen	25,876,021	96.18%	1,026,685	3.82%
Jürgen Köhler	26,737,221	99.39%	164,520	0.61%
Nathalie Pilon	26,784,397	99.56%	117,365	0.44%
James Scarlett	24,907,783	92.59%	1,993,647	7.41%
Andrew Willis	26,589,649	98.84%	311,680	1.16%

APPOINTMENT AND COMPENSATION OF PRICEWATERHOUSE COOPERS LLP AS AUDITOR

Votes in Favor	% Votes in Favor	Votes Withheld	% Votes Withheld
29,544,038	99.57%	127,677	0.43%

RATIFICATION AND CONFIRMATION OF THE COMPANY’S STOCK OPTION PLAN

Votes in Favor	% Votes in Favor	Votes Against	% Votes Against
23,940,057	88.99%	2,961,205	11.01%

Details of the voting results on all matters considered at the Meeting are available in the Company’s report of voting results, which is available under NMG’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Nouveau Monde Graphite

Nouveau Monde Graphite is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada, for the growing lithium-ion and fuel cell markets. With enviable ESG standards, NMG aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

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Cautionary Note

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing market trends, commercial discussions and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation at estimated prices of the equipment supporting the production, assumed sale prices for graphite concentrate, the accuracy of any Mineral Resource estimates, future currency exchange rates and interest rates, political and regulatory stability, prices of commodity and production costs, the receipt of governmental, regulatory and third party approvals, licenses and permits on favorable terms, sustained labor stability, stability in financial and capital markets, availability of equipment and critical supplies, spare parts and consumables, the various tax assumptions, CAPEX and OPEX estimates, the Uatnan Mining Project permits’ status, all economic and operational projections relating to the project, local infrastructures, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, those risks, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 23, 2023, including in the section thereof captioned “Risk Factors”, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The market and industry data contained in this press release is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any survey. The Company has not independently verified any of the data from third-party sources referred to in this press release and accordingly, the accuracy and completeness of such data is not guaranteed.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

Contacts

MEDIA
Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com

INVESTORS
Marc Jasmin
Director, Investor Relations
+1-450-757-8905 #993
mjasmin@nmg.com